Trovagene, Inc.

11055 Flintkote Avenue

San Diego, CA 92921

June 5, 2018

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dorrie Yale

Re:	Trovagene Inc.

Registration Statement on Form S-1, as amended

File No. 333-224808

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Trovagene, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Standard Time, on Thursday, June 7, 2018, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Thank you,

TROVAGENE, INC.

By:	/s/ William Welch
Name:	William Welch
Title:	Chief Executive Officer